UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: May 2026

Commission file number: 001-41557

CLEARMIND MEDICINE INC.

(Translation of registrant’s name into English)

101 – 1220 West 6th Avenue

Vancouver, British Columbia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

CONTENTS

As previously announced, on April 30, 2026, Clearmind Medicine Inc. (the “Company”) entered into an amendment to the securities purchase agreements dated September 17, 2025 (as amended, the “SPAs”) with investors (the “CLA Investors”) pursuant to which the Company shall issue and sell, from time to time, convertible promissory notes (the “Promissory Notes”) in the aggregate principal amount of up to $10,000,000. On February 17, 2026, the Company announced that it shall issue to the CLA Investors a Promissory Note, in the original principal amount of $600,000 for an aggregate purchase price payable in cash equal to 90% of the principal amount, or $540,000, and on May 18, 2026, the Company announced that it shall issue to the CLA Investors a Promissory Note, in the original principal amount of $600,000 for an aggregate purchase price payable in cash equal to 90% of the principal amount, or $540,000, in each case pursuant to the SPAs.

On May 19, 2026, the Company and the CLA Investors entered into a conversion agreement (the “Conversion Agreement”) pursuant to which each of the two CLA Investors converted an aggregate of $600,000 under the Promissory Notes at an agreed conversion price of $0.30 per common share. In addition, the Company and the CLA Investors agreed that floor price in the form of Promissory Note attached to the SPAs shall be amended to $0.30 per common share. The foregoing description of the Conversion Agreement is qualified in its entirety by reference to the full text of such document, which is attached hereto as Exhibit 99.1.

This Form 6-K incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File Nos. 333-275991, 333-270859, 333-273293, 333-290404, 333-293521 and 333-295455) and Form S-8 (File No. 333-283695), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Form of Conversion Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Clearmind Medicine, Inc.
(Registrant)

Date: May 19, 2026	By:	/s/ Adi Zuloff-Shani
	Name:	Adi Zuloff-Shani
	Title:	Chief Executive Officer

3